Gaxos.ai Inc.
101 Eisenhower Pkwy, Suite 300,
Roseland, NJ 07068

October 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Pierce

Matthew Derby

Re:	Gaxos.ai Inc.
Registration Statement on Form S-3
Filed October 21, 2024
File No. 333-282739

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Gaxos.ai Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Tuesday, October 29, 2024, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

GAXOS.AI INC.

By:	/s/ Vadim Mats
Name:	Vadim Mats
Title:	Chief Executive Officer